Exhibit 99.2

Genius Group Ltd. Reports Unaudited Financial Results for H1 2024

●	First half revenue of $4.9 million, compared to $11.8 million for first half of 2023, due to the spin off of Entrepreneur Resorts Limited and closure of University of Antelope Valley.

●	First half operating expenses of $10.8 million, compared to $15.4 million for first half of 2023, due to the reduction in operational costs and rationalization of operations in anticipation at the time of the LZGI transaction.

●	First half total loss of ($8.8) million, compared to ($11.4) million for first half of 2023, a reduction of 22.8%.

●	First half loss per share of ($0.84) per basic and diluted share compared to loss per share of ($3.20) per basic and diluted share in first half of 2023, a reduction of 74%.

●	$0.50 million cash and equivalents as of June 30, 2024, compared to $0.6 million as of December 31, 2023.

●	First half total current assets of $41.2 million, compared to $9.6 million as of December 31, 2023, an increase of 329%, due to receivables from the reversal of the LZGI transaction.

●	First half total assets of $78.3 million, compared to $43.2 million as of December 31, 2023, an increase of 81%.

●	First half net assets of $54.6 million, compared to $19.7 million as of December 31, 2023, an increase of 177%.

The unaudited financials are prepared in accordance with the standard financial statement requirement without including notes to financials. The unaudited financial statements are not reviewed nor have any other services been performed by the Company auditor.

Singapore—(BUSINESS WIRE)— Genius Group Ltd. (NYSE American: GNS), a world-leading entrepreneur Edtech and education group, today announced financial results for the first half of 2024.

Key Business Metrics

We monitor the key business metrics and non-IFRS financial measures set forth below to help us evaluate our business and growth trends, set growth targets and budgets, and measure the effectiveness of our sales and marketing efforts. These key business metrics and non-IFRS financial measures are presented for supplemental informational purposes only, are not a substitute for IFRS financial measures, and may differ from similarly titled metrics or measures presented by other companies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Business Metrics and Non-IFRS Financial Measures” for detailed descriptions of the measures and metrics shown below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are a Bitcoin-first business delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 5.4 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit www.geniusgroup.net.Our mission is to disrupt the current education model with a personalized, student-centered, Bitcoin-first, AI powered lifelong learning curriculum that prepares our global community with the leadership, entrepreneurial and life skills to succeed in today’s market.

Our financial growth model is based on a combination of three main factors:

1.	Growth of our Bitcoin Treasury and net assets, through the acquisition and custody of Bitcoin, which we believe will deliver long term value preservation to our shareholders.

2.	Growth of our Edtech platforms GeniusU and GeniusGroup.AI, with its digital curriculum and global student base, via wholly owned curriculum, hosting partners, and their content.

3.	Growth of our operations via acquisition of cash positive, profitable companies that align with our Bitcoin-first, AI powered education model.

To provide an accurate discussion and analysis of financial condition and results of operation, the financial reports provided and discussed below are presented for Audited financials provided for the financial years ended December 31, 2023 and 2022 and unaudited condensed financials provided for the six-month period ended June 30, 2024 and June 30, 2023.

Results of Operations

Period Ended June 30, 2024, Compared to Period Ended June 30, 2023

The below discussion and analysis are for the unaudited financials of June 30, 2024 compared to June 30, 2023. For simplicity, any reference to the first half of 2024 is with reference to the 6 months financials as of and for the period ended June 30, 2024, and any reference to the first half of 2023 is with reference to the 6 months financials as of and for the period ended June 30, 2023.

For clarity, each section below has separate paragraphs with discussion and analysis first for the Group unaudited financials, followed by discussion and analysis for the Genius Group pro forma financials (including the Acquisitions).

Revenue: Our Group revenues decreased from $11.8 million in first half of 2023 to $4.8 million in the first half of 2024. Campus revenue decreased by 100% from $2.83 million in first half of 2023 to $Nil in first half of 2024 as a result of spin off of Entrepreneur Resorts Limited. The reduction in the education revenue was mainly due to closure of UAV operations and reduction in demand of education courses as a result of business focus in H1 was mainly on closing the key acquisition.

Our two main revenue segments were Education Revenue and Campus Revenue. Education Revenue consists of Digital Education Revenue, where the courses are delivered virtually on GeniusU, and In-Person Education Revenue, where the courses are delivered to our students with the aid of our faculty in-person. Campus Revenue consists of revenue we generate from our locations through accommodation, food and beverage charges which will no longer be reported due to spin off of ERL in 2023. The following table shows the breakdown of this revenue into segments for both Genius Group, on a pro forma basis and unaudited basis:

	Genius Group Unaudited Financials Six Months Ended (USD 000’s)		Group Audited Financial Year Ended (USD 000’s)
	June 30, 2024	June 30, 2023	December 31, 2023	December 31, 2022
Digital Education Revenue	2,989	4,990	8,374	8,012
In-Person Education Revenue	1,891	3,972	10,238	5,544
Total Education Revenue	4,880	8,962	18,612	13,556
Campus Revenue	-	2,834	4,451	4,638

Total Revenue	4,880	11,796	23,063	18,194

Cost of Revenue: The Group’s cost of revenue was $3.1 million in first half of 2024 with $1.7 million in gross profit, giving us a 35.46% gross margin, compared to $5.59 million in first half of 2023 with $6.2 million in gross profit. Our cost of revenue primarily decreased because of closure of operations at UAV which resulted in ongoing cost of sales while the revenue remained low. Also, the cost of sales includes the depreciation expense which is not impacted by the lower revenue and impacting the gross profit margin for the Group.

Operating Expenses: The Group had a net operating expense of $10.80 million in the first half of 2024 compared to $15.36 million in first half of 2023. Approximately 60% of our operating expense is our staff costs, with the remaining in development costs, marketing, rental, legal and general expenses. The decrease in our operating expenses is the result exclusion of ERL (spin off) and reduction in operating expenses across the group due to cost control measures.

Non-IFRS Financial Measure — Adjusted EBITDA: We have included Adjusted EBITDA because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business.

We calculate Adjusted EBITDA as net profit / loss for the period plus income taxes and social contribution plus / minus finance revenue /expense result plus depreciation and amortization plus impairments plus revaluation adjustment of contingent liabilities plus share-based compensation expenses plus bad debt provision.

Derived from Financial Statements

	Genius Group Unaudited Financials Six Months Ended (USD 000’s)		Group Audited Financials Year Ended (USD 000’s)
	June 30, 2024	June 30, 2023	December 31, 2023	December 31, 2022
Net (Loss)	(9,253)	(10,775)	(5,711)	(56,007)
Tax Expense	-	(325)	(1,079)	(1,064)
Interest Expense, net	224	1,999	3,695	1,312
Depreciation and Amortization	1,020	1,209	3,271	2,351
Legal expenses (Non recurring)	531		1,178
Impairments	-	-	15,372	28,246
Revaluation adjustment of Contingent Liabilities	-	-	(32,775)	13,838
Stock Based Compensation	619	403	10	1,309
Bad Debt Provision	210	170	2,822	1,509
Adjusted EBITDA	(6,650)	(7,318)	(13,217)	(8,505)

The Group had a negative Adjusted EBITDA of ($6.65) million in first half of 2024 compared to a negative of ($7.31) million in first half of 2023. The negative Adjusted EBITDA of ($6.64) million in first half of 2024 is partly due to further Group investments in development, marketing spend, increasing legal and professional services cost.

Cash and Cash Equivalents: The Group held $0.50 million in cash and cash equivalents as of June 30, 2024, and $0.61 million as of December 31, 2023.

Current Assets: The Group’s current assets increased from $9.6 million as of December 31, 2023 to $41.15 million as of June 30, 2024 with a current ratio of 2.52 in first half of 2024 compared to 0.56 as of December 31, 2023. The primary reason for increase is investment into acquisition of LZG International which is under the arbitration. The amount receivable from the transaction includes cancellation of shares ($29.3 million) and recovery of $6.5 million in cash payment.

Non-Current Assets: The Group’s non-current assets increased from $33.58 million as of December 31, 2023 to $37.14 million as of June 30, 2024. This is mainly due to the increase in investments in ERL by $4.4 million.

Current Liabilities: The Group’s current liabilities decreased from $17.24 million as of December 31, 2023 to $16.30 million as of June 30, 2024. The primary reason for reduction is repayment of payable balances to the external parties. The Company also repaid the Bridge loan in January 2024 and secured a new promissory note in April 2024.

Non-Current Liabilities: The Group’s non-current liabilities increased from $6.3 million as of December 31, 2023 to $7.3 million as of June 30, 2024. The increase was due to increase in loan payable balance of $1.34 million as of June 30, 2024 compared to $0.25 as of December 31, 2023 which is due to additional loan taken during the year.

Shareholders’ Equity: The Group’s shareholder’s equity increased from $19.71 million as of December 31, 2023 to $54.62 million as of June 30, 2024. The increase in equity is due to the loss of $9.15 million in the first half of 2024 and increase in capital by $3.68 million mainly due to issuance of shares for follow on fund raise, exercise of warrant, issuance of shares to LZG International and recording of stock- based compensation expenses.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents, short term investments, and cash generated from operations. Cash and cash equivalents and short-term investments consist mostly of cash on deposit with banks. As of June 30, 2024, we had cash and cash equivalents of $0.50 million maintained at various financial institutions compared to $0.61 million as of Dec 31, 2023.

Going Concern

Pursuant to IAS 1, Presentation of Financial Statements, the Company is required to and does evaluate at each annual and interim period whether there are conditions or events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. Based on the definitions in the relevant accounting standards, and due to current liabilities exceeding current assets, management has determined that without additional capital raised, in the next twelve months, there is substantial doubt about the Company’s ability to continue as a going concern.

The Company’s unaudited condensed consolidated financial statements as of June 30, 2024 have been prepared on a going concern basis. Although the Company has taken, and plans to continue to take, proactive measures to enhance its liquidity position and provide additional financial flexibility, including discussions with lenders and bankers, there can be no assurance that these measures, including the timing and terms thereof, will be successful or sufficient.

The substantial doubt about the Company’s ability to continue as a going concern may negatively affect the price of the Company’s common stock, may impact relationships with third parties with whom the Company does business, including customers, vendors and lenders, may impact the Company’s ability to raise additional capital or implement its business plan.

Subsequent events

On August 15, 2024 the approved and effected the share consolidation in the ratio of 1:10.

On November 14, 2024, the Company reduced its debt by $5.2 million via the early repayment of the remaining principal balance and interest of the promissory note issued to it by Alto Master Opportunity Fund in April 2024, repaying the note 12 months early.

On December 13, 2024, the Board has voted to proceed with arbitration to fully rescind ab initio the agreement and to pursue via the arbitration process the return of the 7.3 million ordinary shares in the Company issued and the $6.6 million in cash paid to date to LZGI as part of the transaction to the Company. On December 17, 2024, the court has passed temporary injection on the shares enjoining LZG to participate and vote on any of the shareholders meetings of the Company.

On September 10, 2024, the Company received an approval from the Securities and Exchange Commission (SEC) and became effective on the registration statement F-3. Under this offering, Genius Group may offer and sell up to US$150 million of its ordinary shares on the New York Stock Exchange.

On November 14, 2024, the board has adopted a global “Bitcoin-first” strategy with Bitcoin to be the primary treasury reserve asset. Following the announcement, the Company has purchased 214 Bitcoin for the average net price of $93,586.

On December 6, 2024, the Company acquired Bitcoin and Blockchain Learning Platform, XD Academy for total consideration of $80,000. XD Academy’s learning platform and courses, which it is integrating into its Genius learning platform.

GENIUS GROUP LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In US Dollars)

	As of June 30, 2024	As of December 31, 2023
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	500,329	614,753
Restricted cash	711,026	711,026
Accounts receivable, net	1,834,827	1,868,931
Other receivables	36,875,097	50,465
Due from related parties	169,969	4,966,733
Inventories	574,464	755,284
Prepaid expenses and other current assets	489,296	666,673
Total Current Assets	41,155,301	9,633,865
Property and equipment, net	421,952	456,751
Other investments	4,454,338	28,698
Investments in joint venture	369	379
Other receivables	766,076	770,994
Due from related parties	5,602,470	5,628,298
Goodwill	11,405,622	11,425,148
Intangible assets, net	14,476,868	15,250,751
Other non-current assets	18,889	18,889
Total Assets	78,301,886	43,213,773
Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	3,156,964	4,406,850
Accrued expenses and other current liabilities	2,575,505	2,419,205
Contract Liability	1,916,179	2,750,137
Income tax payable	225,663	174,738
Loans payable – current portion	4,185,652	2,467,656
Due to related parties	4,234,079	4,907,181
Short term debt	40,000	122,415
Total Current Liabilities	16,334,042	17,248,182
Due to related parties	1,807	1,820
Loans payable – non-current portion	1,343,664	254,455
Deferred tax liability	2,280,324	2,280,323
Derivative liabilities	3,714,000	3,714,000
Total Liabilities	23,673,838	23,498,780
Commitments and Contingencies Shareholders’ Equity:
Contributed capital	125,355,215	81,617,864
Reserves	(8,031,640)	(8,459,565)
Accumulated deficit	(68,362,461)	(59,132,781)
Capital and reserves attributable to owners of Genius Group Ltd	48,961,114	14,025,518
Non controlling interest	5,666,934	5,689,475
Total Shareholders’ Equity	54,628,048	19,714,993
Total Liabilities and Shareholders’ Equity	78,301,886	43,213,773

GENIUS GROUP LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In US Dollars)

	June 30, 2024	June 30, 2023
	(Unaudited)	(Unaudited)
Revenue	$4,880,309	$11,795,714
Cost of revenue	(3,149,970)	(5,593,340)
Gross profit	1,730,339	6,202,374
Operating (Expenses) Income
General and administrative	(9,510,000)	(13,672,668)
Depreciation and amortization	(729,690)	(919,568)
Other operating income	19,238	1,213
Legal expenses	(531,252)	(776,867)
Loss from foreign currency transactions	(54,916)	2,425
Total operating expenses	(10,806,620)	(15,365,465)
Loss from Operations	(9,076,281)	(9,163,091)
(Expense) Income
Interest expense, net	(223,614)	(1,999,361)
Other expense	-	(5,227)
Other income	47,673	68,311
Total Other Expense	(175,941)	(1,936,277)
Loss Before Income Tax	(9,252,222)	(11,099,368)
Income Tax Benefit	-	324,666
Net Loss	(9,252,222)	(10,774,702)
Other comprehensive income:
Foreign currency translation	427,926	(599,818)
Total Comprehensive Loss	(8,824,296)	(11,374,520)
Total Comprehensive Loss is attributable to:
Owners of Genius Group Ltd	(8,801,755)	(10,746,977)
Non controlling interest	(22,541)	(627,543)
Total Comprehensive Loss	(8,824,296)	(11,374,520)
Weighted-average number of shares outstanding, basic and diluted	11,009,270	3,366,848
Basic and diluted loss per share from continuing operations	(0.84)	(3.20)

GENIUS GROUP LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In US dollars)

	Contributed Capital	Non- controlling Interest	Subscriptions Receivable	Foreign Currency	Reserves	Accumulated Deficit	Total Equity

Balance, January 1, 2023	110,534,000	6,794,617	(1,900,857)	983,653	(33,917,367)	(68,539,210)	13,954,836

Net loss	—	(627,543)	—	—	—	(10,147,159)	(10,744,702)
Foreign currency translation adjustments	—	—	—	(763,548)	—	163,730	(599,818)
Shares issued for conversion of convertible notes	6,994,299	—	—	—	—	—	6,994,299
Convertible loan adjustment for outstanding note, net	(3,837,395)	—	—	—	—	—	(3,837,395)
Shares issued by conversion from ERL and GeniusU	125,109	(125,109)	—	—	—	—	—
Share based compensation	402,565	—	—	—	—	—	402,565

Balance, June 30, 2023	114,218,578	6,041,965	(1,900,857)	220,105	(33,917,367)	(78,522,639)	6,139,785

	Contributed Capital	Non- controlling Interest	Subscriptions Receivable	Foreign Currency	Reserves	Accumulated Deficit	Total Equity

Balance, January 1, 2024	83,680,975	5,689,475	(2,063,111)	(61,566)	(8,398,000)	(59,132,780)	19,714,993

Net loss	—	(22,541)	—	—	—	(9,229,681)	(9,251,694)
Foreign currency translation adjustments	—	—	—	427,926	—	—	427,926
Share issued for follow on offering	6,580,300	—	—	—	—	—	6,580,300
Share issued for exercise of warrants	5,990,930	—	—	—	—	—	5,990,930
Shares issued for acquisition of FatBrain (to be cancelled)	29,327,892	—	—	—	—	—	29,327,892
Share based compensation	618,543	—	—	—	—	—	618,543
Transfer of shares to nominee account	(666,498)	—	—	—	—	—	(666,498)
H1 2024 Share Plan	1,886,184	—	—	—	—	—	1,886,184
Balance, June 30, 2024	127,418,326	5,666,934	(2,063,111)	366,360	(8,398,000)	(68,362,461)	54,628,048

GENIUS GROUP LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US Dollars)

	For the Six months Ended
	June 30, 2024	June 30, 2023
	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities
Net loss	$(9,252,222)	$(10,774,702)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	618,543	402,565
Depreciation and amortization	1,019,961	1,208,772
Provision for interest expense	223,614	1,277,162
Provision for doubtful accounts	(321,898)	170,318
Gain on foreign exchange transactions	54,916	(2,425)
Interest expense on lease liabilities	-	444,553
Changes in operating assets and liabilities:
Accounts receivable	34,104	842,905
Other receivable	(5,904,240)	(3,556)
Prepaid expenses and other current assets	(177,083)	(147,408)
Inventories	180,820	(169,751)
Accounts payable	(1,249,689)	551,988
Accrued expenses and other current liabilities	156,300	(417,574)
Contract Liability	(833,958)	(1,341,138)
Deferred tax liability	-	(90,613)
Income tax payable	50,926	(485,980)
Other non-current asset	-	178
Total adjustments	(6,147,880)	2,239,996
Net Cash Used in Operating Activities	(15,400,102)	(8,534,706)
Cash Flows from Investing Activities
Internally developed software	(239,156)	(322,419)
Purchase of property and equipment	(41,720)	(111,151)
Acquisitions	-	(2,299,231)
Purchase of investment	(426,182)	(20,000)
Net Cash Used in Investing Activities	(707,058)	(2,752,801)
Cash Flows from Financing Activities
Amount due to/from related party, net	150,042	726,648
Interest paid	(223,614)	-
Proceeds from convertible debt, net of issuance costs	-	8,923,994
Proceeds from equity issuances	13,457,414	-
Issuance from convertible debt	-	-
Lease liabilities	-	(639,096)
Proceeds from loan	4,970,269	-
Repayment of loan	(2,245,479)	(170,000)
Net Cash Provided by Financing Activities	16,108,632	8,841,546
Effect of Exchange Rate Changes on Cash	(115,896)	(650,096)
Net (Decrease) in Cash	(114,424)	(3,096,135)
Cash – Beginning of year	614,753	5,720,569
Cash – End of period	500,329	2,624,432

Summary Combined Consolidated Financial Data

	Unaudited Financials Six Months Ended (USD 000’s)		Audited Financials Year Ended (USD 000’s)
Summary Income Data:	June 30, 2024	June 30, 2023	December 31, 2023	December 31, 2022
Revenue	4,880	11,796	23,063	18,194
Cost of revenue	(3,150)	(5,593)	(11,127)	(9,555)
Gross profit	1,730	6,203	11,936	8,639
Other Operating Income	19	4	344	144
Operating Expenses	(10,826)	(15,369)	(48,347)	(51,121)
Operating Loss	(9,077)	(9,162)	(36,067)	(42,338)
Other income	48	68	32,981	418
Other Expense	(224)	(2,005)	(3,704)	(15,151)
Net Loss Before Tax	(9,253)	(11,099)	(6,790)	(57,070)
Tax Benefit	-	325	1,079	1,063
Net Loss After Tax	(9,253)	(10,774)	(5,711)	(56,007)
Other Comprehensive Income	428	(600)	(204)	(290)
Total Loss	(8,825)	(11,374)	(5,915)	(56,297)
Net income per share, basic and diluted	(0.84)	(3.20)	(1.00)	(24.70)
Weighted-average number of shares outstanding, basic and diluted	11,009,270	3,366,848	5,550,197	2,263,437

	Unaudited Financials Six Months Ended, (USD 000’s)	Audited Financials Year Ended, (USD 000’s)
	June 30, 2024	December 31, 2023	December 31, 2022
Summary Balance Sheet Data:
Total current assets	41,155	9,634	24,251
Total non-current assets	37,147	33,580	67,009
Total Assets	78,302	43,214	91,260
Total current liabilities	16,334	17,248	23,378
Total non-current liabilities	7,340	6,251	53,927
Total Liabilities	23,674	23,499	77,305
Total Shareholders’ Equity	54,628	19,715	13,955
Total Liabilities and Shareholders’ Equity	78,302	43,214	91,260